                                                          Exhibit (4)-3
                                                          Unicom
                                                          Corporation
                                                          Form S-8
                                                          File No. 333-


                              UNICOM CORPORATION
                     MANAGEMENT DEFERRED COMPENSATION PLAN
                     -------------------------------------


     1. Purpose. The purpose of this Unicom Corporation Management Deferred Compensation Plan (the "Plan") is to provide to certain key employees of Unicom Corporation ("Unicom") and participating affiliates the opportunity to defer the receipt of a portion of their salaries and up to all the cash portion of their annual awards, if any, payable pursuant to the Unicom Corporation Long-Term Incentive Plan (the "Incentive Plan").

     2. Eligibility. Any employee of Unicom or its affiliates who on the applicable election due date described in Section 3(b) is a participant in the Incentive Plan and who is one of the following: (A) an officer of Unicom or any affiliate (including, but not limited to, Commonwealth Edison Company) or (B) included on the "Executive" payroll of his or her employer and in either case is designated as eligible by the Chief Executive Officer of Unicom shall be eligible to participate in this Plan. For purposes of the preceding sentence, the classification of an employee shall be based upon classifications used by Unicom or Commonwealth Edison Company, or if a participant's employer maintains a system of pay classification different from that described above, upon a classification determined by such employer and Unicom to be comparable to the above-described eligible classifications.

     3.  Participants; Deferral Elections.

          (a) Participants. Any eligible employee may become a participant in this Plan by making an election pursuant to Section 3(b).

          (b) Timing of Elections. On or before the election due date set forth below, while this Plan is in effect, a participant may elect (i) to defer the receipt of up to 50% of the regular payment of the participant's salary, and
(ii) to defer the receipt of all or a portion of the cash portion of any annual incentive award under the Incentive Plan. The election due date shall be (i) for salary payable in 1997, February 28, 1997, (ii) for salary earned and payable in subsequent years, December 1 of the preceding year, (iii) for annual awards payable in a year, September 30 of the preceding year and (iv) for an individual who first becomes an eligible employee after an applicable election due date, the 30th day after the date on which such individual is notified of his or her eligibility, provided that any election to defer salary made after December 1 of the preceding year shall be applicable only to salary earned pay made after the effective date of such election. An election under this Section 3(b) with respect to salary once made shall remain effective for subsequent years unless the participant changes or revokes such election for a year on or before December 1 of the preceding year. If a participant ceases to be eligible to participate in the Plan because he or she is no longer in a category described in Section 2(a) as of the first day of a year, any prior elections under this Section 3(b) shall cease to be effective for salary or bonus earned in subsequent years. For purposes of this Section 3(b), a participant's salary shall for 1997 include amounts paid during 1997 in respect of any Deferred Compensation Units credited to the participant for such year.

          (c) Effect of Elections. An election made pursuant to Section 3(b) shall provide that amount subject to such election shall not be paid to the participant together with the current payment of the participant's salary or at the time provided pursuant to the Incentive Plan, as the case may be, but instead shall be paid after adjustments representing investment performance to or on behalf of the participant at the time and in the manner set forth in
Section 6 below.

     4. Deferred Compensation Accounts. Unicom (or in the case of a participant employed by an affiliate of Unicom, such affiliate) shall establish on its books an account (a "Deferred Compensation Account") on behalf of each participant who has made a deferral election pursuant to Section 3(b). Each Deferred Compensation Account shall be divided into a separate subaccount with respect to each earnings election made by the participant pursuant to Section 5 below. Each subaccount shall be credited with the amount deferred for a year pursuant to
Section 3(b). Each subaccount shall also be credited with the amount ("earnings equivalents") equal to the rate of return or loss, as the case may be, attributable to earnings election represented by such subaccount. Deferred Compensation Accounts and the respective subaccounts shall be for bookkeeping purposes only, and neither Unicom nor any of its affiliates shall be obligated to set aside or segregate any assets in respect of such accounts.

     5. Earnings Elections. The Committee, as defined in Section 10, shall from time to time designate two or more investment benchmarks, the rates of return or loss of which, based upon a participant's earnings election shall be used to determine the rate of return or loss to be credited to the subaccounts established within the participant's Deferred

Compensation Account pursuant to Section 4. A participant's initial earnings election shall be made at the same time as the participant's initial deferral election pursuant to Section 3(b), and shall specify the percentages of the amounts credited to the participant's Deferred Compensation Account allocated to the subaccounts with respect to each investment benchmark selection of the participant in increments of 5% (or multiples thereof). Thereafter, a participant may change his or her earnings election as of the first day of each calendar quarter by delivering to the participant's employer, at such time as may be specified by the Committee, a revised earnings election. A revised earnings election may apply to the then balance of the participant's Deferred Compensation Account, to the future amounts to be credited thereto on account of the participant's deferral election pursuant to Section 3(b) or both.

     6. Distribution. Distribution of the balance of a participant's Deferred Compensation Account shall be made at the time and in the manner specified below.

          (a) Retirement or Disability. If a participant's employment terminates under circumstances entitling the participant to a normal or early retirement pension under the Commonwealth Edison Company Service Annuity System or on account of the participant's "disability" as defined therein, the balance of the participant's Deferred Compensation Account shall be distributed to the participant in substantially equal installments, payable on or about the first day of each calendar quarter coinciding with or next following the date the participant's employment terminates and continuing for fifteen years, provided that the last installment shall be equal to the then remaining balance of the participant's Deferred Compensation Account. Notwithstanding the foregoing, a participant entitled to distribution under this Section 6(a) may elect to have such installments payable over ten years or five years, or to have the balance of his or her Deferred Compensation Account distributed in a single lump sum as of the first day of the calendar quarter coinciding with or next following the date the participant's employment terminates, provided that such election is made at least one year prior to the date the participant's employment terminates and provided further that the balance of the participant's Deferred Compensation Account at the time of distribution is at least $25,000.

          (b) Distributions in the Event of Death. If a participant's employment is terminated on account of the participant's death, the balance of the participant's Deferred Compensation Account shall be distributed to the participant's beneficiary determined pursuant to Section 7 in a single lump sum as soon as is practicable following the end of the first calendar quarter coinciding with or next following the participant's death. If a participant dies after installment distributions have begun pursuant to Section 6(a), such installment distributions shall continue to the participant's beneficiary determined pursuant to Section 7.

          (c) Other Distributions. If a participant's employment shall terminate for any reason other than those described in Sections 6(a) and (b), the balance of the participant's Deferred Compensation Account shall be distributed to the participant in a lump sum as soon as is practicable after the last day of the calendar quarter coinciding with or next following such termination of employment.

          (d) The amount of any distribution pursuant to this Section 6 shall be reduced by any amount required by law to be deducted or withheld, including income tax withholding.

     7. Beneficiaries. If a participant shall die while any amount remains credited to the participant's Deferred Compensation Account, such amount shall be distributed as provided in Section 6 to the beneficiary or beneficiaries as the participant may, from time to time, designate in writing delivered to the Committee. A participant may revoke or change his or her beneficiary designation at any time in writing delivered to the Committee. If a participant does not designate a beneficiary under this Plan, or if no designated beneficiary survives the participant, the balance of the participant's Deferred Compensation Account shall be distributed to the person or persons entitled to his account under Section 7.6 of the Commonwealth Edison Employee Savings and Investment Plan (or who would be so entitled if there were then an account on behalf of the participant under such plan).

     8. Amendment and Termination. This Plan may be amended or terminated at any time by the Board of Directors of Unicom (or a duly authorized committee thereof), except that no such amendment or termination shall reduce or otherwise adversely affect the rights of participants in respect of amounts credited to their Deferred Compensation Accounts as of the date of such amendment or termination.

     9. Application of ERISA. (a) Plan Not Funded. This Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees within the meaning of sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended, and Department of Labor Regulation (S) 2520.104-23. This Plan shall not be a funded plan, and neither Unicom Corporation nor any of its affiliates shall be under any obligation to set aside any funds for the purpose of making payments under this Plan. Any payments hereunder shall be made out of the general assets of Unicom and its affiliates.

          (b) Trust. Unicom shall establish a trust subject to sections 671, et. seq., of the Internal Revenue Code of 1986, as amended, to hold assets for the purposes of satisfying the obligations of Unicom and its affiliates under this Plan. Neither the establishment of, or the contribution of assets to, any such trust shall relieve Unicom or its affiliates hereunder, but such liabilities shall be reduced to the extent of any assets paid by such trust to a participant.

     10. Administration. The Corporate Governance and Compensation Committee of the Board of Directors of Unicom (the "Committee") shall be charged with the administration of this Plan. Such Committee shall have the same powers and duties, and shall be subject to the same limitations, as described in the Incentive Plan.

     11. Nonassignment of Benefits. It shall be a condition of the payment of benefits under this Plan that neither such benefits nor any portion thereof shall be assigned, alienated or transferred to any person voluntarily or by operation of any law, including any assignment, division or awarding of property under state domestic relations law (including community property law). If any person shall endeavor or purport to make any such assignment, alienation or transfer, the amount otherwise provided hereunder which is the subject of such assignment, alienation or transfer shall cease to be payable to any person.

     12. No Guaranty of Employment. Nothing contained in this Plan shall be construed as a contract of employment between any employer and any employee or as conferring a right on any employee to be continued in the employment of any employer.

     13. Adoption By Affiliates. Any corporation which is affiliated with Unicom may, with the consent of Unicom, adopt this Plan in respect of its eligible employees by delivery to Unicom of a resolution of its board of directors or fully authorized Committee to such effect, which resolution shall specify the first calendar year for which this Plan shall be effective in respect of the eligible employees of such affiliate.

     14. Miscellaneous. (a) FICA Taxes. Notwithstanding Section 3, all federal and state income taxes and the tax imposed by section 3121 of the Code with respect to any amount deferred pursuant to the Plan shall be withheld and contributed from the portion of the participant's salary not deferred pursuant to this Plan at the time and in the manner prescribed by law.

          (b) Successors and Assigns. The provisions of this Plan shall bind and inure to the benefit of each employer and its successors and assigns, as well as each participant and his or her beneficiaries and successors.

     IN WITNESS WHEREOF, Unicom Corporation has caused this instrument to be executed in its name to be hereunder affixed on this 2nd day of July, 1997.


                              UNICOM CORPORATION


                              By:  _________________________

                              Title:  ______________________


ATTEST:

______________________________

Title:  ______________________